Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Announces Voting Results

Vancouver, British Columbia – May 15, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE: GLDG) is pleased to announce that at its annual general and special meeting held on May 15, 2025 (the "Meeting"), all nominees listed in its management information circular dated March 28, 2025 were elected as directors of the Company.

A quorum of 34.08% of the votes attached to the outstanding shares of the Company was present in person or by proxy at the Meeting.

Each of the following six nominees proposed by management was elected as a director. The results of such vote were as follows:

Director	Total Votes For	Total Votes	% of Votes For

Amir Adnani	34,839,937	37,694,614	92.43%
David Garofalo	34,858,376	37,694,614	92.48%
David Kong	34,830,097	37,694,613	92.40%
Gloria Ballesta	33,925,870	37,694,615	90.00%
Mario Bernardo Garnero	34,043,166	37,694,613	90.31%
Anna Tudela	33,981,301	37,694,613	90.15%

In addition, at the Meeting, shareholders approved: (i) the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and the authorization of the board to fix the auditor’s remuneration; (ii) the unallocated options issuable under the Stock Option Plan; and (iii) the Amended and Restated Restricted Share Plan of the Company.

Detailed voting results for the Meeting are available on SEDAR+ at www.sedarplus.ca.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects and strategic investments in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 26.2 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.

Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman

Alastair Still, CEO

Telephone: (855) 630-1001

Email: info@goldmining.com